UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6 )*

                            nStor Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                                 (CUSIP Number)


                        Mr. Mark F. Levy, Vice President
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 1994
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
----------------------------------------                                        -------------------------------------------------
CUSIP No. 67018N 10 8                                                           Page 2 of 7 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            H. Irwin Levy
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)[ ]
    2
                                                                                                                            (b)[X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            U.S.A.
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      7,570,099
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8

                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         7,570,099
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10

----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            7,570,099
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            28.7%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- ---------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                                               Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc. (formerly known as IMNET, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Century Boulevard, West Palm Beach, Florida 33417.

Item 2.  Identity and Background.

Item 2 is hereby amended by deleting the text in its entirety and substituting in its place the following:

(a)      Name:             H. Irwin Levy

(b)      Business address: 100 Century Boulevard
                           West Palm Beach, Florida 33417

(c)      Present principal occupation:

Mr. Levy is a private investor. He currently serves as the Chairman of the Board of Directors of the Company and several other corporations including MLL Corp. (through which he beneficially owns 166,666 shares of the Company's Common Stock) and Hilcoast Development Corp. (through which he beneficially owns 550,000 shares of the Company's Common Stock).

(d)      Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

                                                               Page 4 of 7 Pages

Mr. Levy used his personal funds to purchase certain of the Common Stock, certain of the warrants to purchase Common Stock (the "Warrants") and all of the shares of the Company's convertible preferred stock described in Item 5 below. Certain of the Common Stock and the Warrants were not purchased by Mr. Levy but rather were issued to Mr. Levy in exchange for loans made to the Company. Also, the Company issued the stock options described in Item 5 to Mr. Levy in consideration for the performance of his duties as the Chairman of the Board of Directors of the Company.

Item 4.  Purpose of Transaction.

Purpose of the acquisition of the securities of the Company:     Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

Item 5.  Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Levy is currently the beneficial owner of 7,570,099 shares of the Company's Common Stock representing 28.7% of the Company's Common Stock. Of these, (i) 3,688,433 shares are held directly by Mr. Levy; (ii) 166,666 shares are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 65,000 shares are issuable upon the conversion of currently exercisable Warrants held by Mr. Levy; (iv) 50,000 shares are issuable upon the exercise of currently exercisable Warrants held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (v) 100,000 shares are issuable upon the exercise of currently exercisable stock options held by Mr. Levy; (vi) 3,000,000 shares are issuable upon the conversion of currently outstanding shares of the Company's Series C Convertible Preferred Stock held by Mr. Levy and (vii) 500,000 shares of Common Stock are issuable upon the conversion of currently outstanding shares of the Company's Series E Convertible Preferred Stock held by Hilcoast.

(b) Mr. Levy has sole dispositive and voting power over 7,570,099 shares of the Company's Common Stock. Mr. Levy has shared dispositive and voting power over 0 shares of the Company's Common Stock.

                                                               Page 5 of 7 Pages

(c) Since the most recent filing on Schedule 13D made by Mr. Levy on October 28, 1991, as a member of a group within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, which group included Lyma, Ltd., a Florida limited partnership of which Mr. Levy served as a limited partner ("Lyma") and Jonojo, Inc., a Florida corporation, of which Mr. Levy was the majority shareholder ("Jonojo"), Mr. Levy has effected the following transactions involving the Company's Common Stock:

         (i) Prior to December 31, 1994, Mr. Levy held 3,718,878 shares of the Company's Common Stock through Lyma and 644,889 shares directly. On December 31, 1994, Lyma dissolved and distributed all 3,718,878 shares of the Company's Common Stock held of record by Lyma to Mr. Levy. As a result, on that date, Mr. Levy held 4,363,767 shares of the Company's Common Stock directly and not as a member of a group within the meaning of Section 13(d)(3) of the Securities Act.

         (ii) On June 10, 1996, Mr. Levy gifted 1,200,000 shares of the Company's Common Stock to his children. This transaction was reported on Mr. Levy's Form 4 for June 1996.

         (iii) On December 23, 1996, the Company granted to Mr. Levy options to purchase (i) 40,000 shares of the Company's Common Stock at an exercise price of $2.10 and (ii) 40,000 shares of the Company's Common Stock at an exercise price of $4.00. The options are currently exercisable. This transaction was reported on Mr. Levy's Form 4 for October 1997.

         (iv) On October 15, 1997, the Company granted to Mr. Levy Warrants to purchase 50,000 shares of the Company's Common Stock at an exercise price of $2.35 in consideration for a loan of $1 million made to the Company by Mr. Levy in September 1997. Also, the Company granted to Mr. Levy options to purchase 20,000 shares of the Company's Common Stock at an exercise price of $2.375 in consideration of Mr. Levy's service to the Company as a Director of the Company. These options are currently exercisable.
These transactions were reported on Mr. Levy's Form 4 for October 1997.

         (v) On each of December 15, 1997, January 14, 1998 and February 14, 1998, in connection with the $1 million loan described in (iv) above, the Company granted to Mr. Levy Warrants to purchase 5,000 shares of the Company's Common Stock at an exercise price of $2.35. The transactions were reported on Mr. Levy's Form 4 for December 1997, January 1998 and February 1998.

         (vi) On February 11, 1998, Mr. Levy acquired $500,000 of the Company's convertible subordinated debentures which debentures were convertible into 229,885 shares of the Company's Common Stock. In connection with the acquisition of the debentures, the Company issued to Mr. Levy Warrants to purchase 53,334 shares of the Company's Common Stock at an exercise price of $1.875. The transaction was reported in Mr. Levy's Form 4 for February 1998. The debentures and related Warrants were canceled in April 1998 and were exchanged for Warrants to purchase 333,333 shares of the Company's Common Stock at an exercise price of $1.50. Of the 333,333 Warrants, 166,666 were issued to MLL. All of the Warrants were exercised in December 1998. The exchange was reported on Mr. Levy's Form 4 for April 1998 and the exercise was reported on Mr. Levy's Form 4 for December 1998.

                                                               Page 6 of 7 Pages


         (vii) On April 14, 1998, Mr. Levy purchased 1,000 shares of the Company's Series A Convertible Preferred Stock, which shares were convertible into shares of the Company's Common Stock based on a conversion price equal to the lesser of $1.44 per share or 77% of the market price of the Company's Common Stock at the time of conversion. In connection with the acquisition of the Series A Preferred Stock, the Company issued to Mr. Levy Warrants to purchase 80,000 shares of the Company's Common Stock at an exercise price of $1.50. This transaction was reported in Mr. Levy's Form 4 for April 1998. The Warrants were exercised in March 1999. The exercise was reported on Mr. Levy's Form 4 for March 1999. The Series A Preferred Stock held by Mr. Levy was converted into 1,000 shares of the Company's Series B Convertible Preferred Stock in June 1998.

         On October 28, 1998, 1,000 shares of the Company's Series B Convertible Preferred Stock held by Mr. Levy were converted into 1,500 shares of the Company's Series C Convertible Preferred Stock, which shares are convertible into 1,500,000 shares of the Company's Common Stock. This transaction was reported on Mr. Levy's Form 4 for October 1998.

         (viii) On September 15, 1998, Mr. Levy purchased 5,000 shares of the Company's Common Stock in the open market for $0.625 and 6,000 shares of the Company's Common Stock in the open market for $0.50. These transactions were reported on Mr. Levy's Form 4 for September 1998.

         (ix) On September 30, 1998, in exchange for certain loans made by Mr. Levy to the Company, the Company issued to Mr. Levy 1,500 shares of the Company's Series C Convertible Preferred Stock, which shares are convertible into 1,500,000 shares of the Company's Common Stock. This transaction was reported on Mr. Levy's Form 4 for September 1998.

         (x) On December 29, 1998, Mr. Levy gifted 130,000 shares of the Company's Common Stock to a public charity. This transaction was reported on Mr. Levy's Form 4 for December 1998.

         (xi) On March 30, 1999 Mr. Levy purchased 395,000 shares of the Company's Common Stock for $2.00 per share in a private placement transaction. This transaction was reported on Mr. Levy's Form 4 for March 1999.

         (xii) On June 8, 1999, Hilcoast purchased 1,500 shares of the Company's Series E Convertible Preferred Stock which shares are convertible into 500,000 shares of the Company's Common Stock for $1,500,000. In connection with the acquisition of the Series E Convertible Preferred Stock, the Company issued to Hilcoast Warrants to purchase 50,000 shares of the Company's Common Stock at an exercise price of $3.30. This transaction was reported on Mr. Levy's Form 4 for June 1999.

         (xiii) On July 23, 1999, Mr. Levy purchased 1,000 shares on the open market for $2.3125 and 1,000 shares on the open market for $2.375. This transaction was reported on Mr. Levy's Form 4 for July 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

None.

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                                                               Page 7 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:      September 16, 1999


                                                     /s/ H. Irwin Levy
                                                     -----------------
                                                         H. Irwin Levy